                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                         UNISON HEALTHCARE CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  0009091961
                   -----------------------------------------
                                (CUSIP Number)


                            RICHARD M. BAKER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 IMPERIAL BANK
                        9920 SOUTH LA CIENEGA BOULEVARD
                          INGLEWOOD, CALIFORNIA 90301
                                (310) 417-5929

 -------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 4, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 009091-96-1         SCHEDULE 13D                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Imperial Bank
      I.R.S. Identification Number: 95-2247354

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
      NUMBER            SOLE VOTING POWER
                     7
        OF               635,593 (see Item 5 herein)

                   -----------------------------------------------------------
      SHARES            SHARED VOTING POWER

   BENEFICIALLY      8
                         None
     OWNED BY
                   -----------------------------------------------------------
       EACH             SOLE DISPOSITIVE POWER
                     9
    REPORTING            635,593 (see Item 5 herein)

      PERSON       -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
       WITH          10
                         None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      635,593 (see Item 5 herein)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       13%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 009091-96-1                 13D                PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Imperial Bancorp
      I.R.S. Identification Number: 95-2575576

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
      NUMBER            SOLE VOTING POWER
                     7
        OF               300,464 (see Item 5 herein)

                   -----------------------------------------------------------
      SHARES            SHARED VOTING POWER

   BENEFICIALLY      8
                         None
     OWNED BY
                   -----------------------------------------------------------
       EACH             SOLE DISPOSITIVE POWER
                     9
    REPORTING            300,464 (see Item 5 herein)

      PERSON       -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
       WITH          10
                         None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      300,464 (see Item 5 herein)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          PRELIMINARY NOTE:

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), filed by Imperial Bank, a California banking corporation ("Imperial"), on September 9, 1996 with respect to the Common Stock, par value $.001 per share (the "Common Stock") of Unison HealthCare Corporation, a Delaware corporation (the "Issuer"). Unless otherwise indicated, capitalized terms herein shall have the same meaning as in the Schedule 13D.

          There has been no material change in the information set forth in
Schedule 13D in response to Items 1, 6 and 7 of the Schedule 13D. Accordingly, those Items have been omitted from this Amendment No. 1.

          This Amendment No. 1 concerns the following: (i) the holder of the Warrant One issued in connection with the Loan One has been changed from Imperial to the parent company of Imperial, Imperial Bancorp, a California corporation ("Bancorp"), and (ii) on October 4, 1996, Imperial made the Loan Two to Issuer and Issuer issued the Warrant Two to Bancorp.

     ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Imperial Bank, a California banking corporation ("Imperial"), whose principal business is banking, and by Bancorp which is a bank holding company. The executive offices of Imperial and Bancorp are located at 9920 La Cienega Boulevard, Inglewood, California 90301.

          Information regarding the directors and executive officers of Imperial and Bancorp is set forth on Schedule I hereto which Schedule is incorporated herein by reference. Except as set forth on Schedule I, to the best knowledge of Imperial and Bancorp, all of the directors and executive officers of Imperial and Bancorp are citizens of the United States.

          During the past five years, to the best knowledge of Imperial and Bancorp, no person named on Schedule I hereto has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The respective rights of Imperial and Bancorp to acquire the securities described herein arise in connection with a loan transaction as more specifically described in Item 4 hereof.

     ITEM 4.   PURPOSE OF TRANSACTION.

          (a) This Schedule 13D is being filed in connection with that certain Loan Agreement (the "Loan Agreement"), dated as of August 16, 1996, between Imperial and Issuer, whereby, subject to the terms and conditions therein, Imperial made a loan to Issuer on August 30, 1996 (the "Closing Date") in the principal amount of $5,000,000 (the "Loan One"), and Imperial made an additional loan to Issuer on October 4, 1996 in the principal amount of $2,500,000 (the "Loan Two" and together with Loan One, the "Loans").

          In connection with the Loan Agreement, Imperial entered into a Participation Agreement (the "Participation Agreement"), dated as of August 16, 1996, with Cruttenden Roth Bridge Fund, L.L.C., a California limited liability company ("Cruttenden"), having an office at 18301 Von Karman, Suite 100, Irvine, California 92715. Pursuant to the Participation Agreement, Imperial sold and Cruttenden purchased an undivided pro rata participation percentage interest in
                                  --------
the Loans.  Cruttenden's participation percentage interest is 13.33%.

          In consideration of Imperial making Loan One, Issuer issued to Bancorp on the Closing Date a Warrant to purchase an aggregate of 200,000 shares of the Common Stock of Issuer at an exercise price of $13.00 per share (the "Warrant One"). Pursuant to the terms and conditions of the Warrant One, Bancorp and its successors and assigns, are entitled to purchase such shares at any time on or after the Closing Date until 12:00 midnight California local time on the date that is five years after the date that all obligations under this Loan Agreement have been paid in full.

          In consideration of Imperial making the Loan Two, Issuer issued to Bancorp a Warrant (the "Warrant Two") to purchase an aggregate of 100,464 shares of the Common Stock of Issuer at an exercise price of $12.80 per share.

          Imperial and Issuer entered into the Loan Agreement for the purpose of providing Issuer with working capital. Upon certain events, as described more fully below, Imperial may convert the Loans into additional shares of Issuer's Common Stock.

          Imperial may, at its option, from time to time on or after the earlier of (i) February 17, 1997, or (ii) the date upon which an event of default has occurred under the Loan Agreement, convert all or any portion of the Loans into shares of Common Stock of Issuer. In the event that Imperial intends to exercise such option, Imperial shall notify Issuer in writing specifying the amount of the Loans that are to be converted and the number of shares of Common Stock to be issued to Imperial. Upon receipt of such written notice from Imperial, Issuer is required to, at its sole expense, promptly and diligently register and qualify all such shares in accordance with state and federal securities laws to enable Imperial to resell such shares to the public without restriction upon issuance to Imperial (the "Registration"). The number of shares of Common Stock to be issued to Imperial shall be determined by dividing the amount of the Loans that are converted by the Conversion Rate. The Conversion Rate is equal to eighty five percent (85%) of the current market price of a share of Common Stock calculated as of the latest practicable date before the Registration becomes effective (or, if the Registration does not become effective, and Imperial still exercises an option to convert, calculated as of the date of the written conversion notice). The shares of Common Stock shall be deemed to have been issued to Imperial as the record owner of such shares as of the close of business on the date of the written conversion notice. Upon effectiveness of the Registration, Imperial is required to use reasonable efforts to complete the sale of the shares pursuant to the Registration within a reasonable period of time, subject to market conditions and Imperial's intention to maximize the amount to be realized from the sale of shares.

          Neither Imperial nor Bancorp has plans for proposals which relate to or would result in:

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries,

               (c) a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries,

               (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

               (e) any material change in the present capitalization or dividend policy of Issuer,

               (f) any other material change in Issuer's business or corporate structure,

               (g) changes in Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person,

               (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

               (i) a class of equity securities of Issuer becoming eligible for termination or registration pursuant of Section 12(g)(4) of the Act, or

               (j)  any action similar to any of those enumerated above.


          ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

               (a) Pursuant to the Loan Agreement, on August 30, 1996 Issuer issued to Bancorp the Warrant One entitling Bancorp to purchase up to an aggregate of 200,000 shares of the Common Stock of Issuer. Upon exercise of the Warrant One, Bancorp will be the owner of an aggregate of approximately 5.0% of Issuer's outstanding shares of Common Stock, based upon the assumption that there is no change in the 3,989,815 shares of Issuer's Common Stock outstanding as of August 16, 1996, except for the 200,000 additional shares of Common Stock that are issued upon exercise of the Warrant One.

               On October 4, 1996, Imperial made the Loan Two to Issuer and Issuer issued to Bancorp the Warrant Two entitling Bancorp to purchase up to an additional 100,464 shares of the Common Stock of Issuer. Upon exercise of the Warrant Two, Bancorp will be the owner of an aggregate of approximately 7.0% of Issuer's outstanding shares of Common Stock, based upon the following assumptions: (i) Bancorp exercises the Warrant One for 200,000 shares, and (ii) there is no change in the 3,989,815 shares of Issuer's Common Stock outstanding as of August 16, 1996, except for the 300,464 additional shares of Common Stock that are issued upon exercise of the Warrant One and the Warrant Two.

               In the event that Imperial converts the Loans into shares of Common Stock of Issuer pursuant to the terms of the Loan Agreement, Imperial will be the owner of 635,593 shares of Common Stock of Issuer constituting an aggregate of approximately 13.0% of Issuer's outstanding shares of Common Stock, based upon the following assumptions: (i) Bancorp exercises the Warrant One for 200,000 shares, (ii) Bancorp exercises the Warrant Two for 100,464 shares, (iii) the current market price per share of Common Stock is $13.88 at the time of conversion of the Loans, and (iv) there is no change in the 3,989,815 shares of Issuer's Common Stock outstanding as of August 16, 1996, except for the 300,464 additional shares that are issued upon exercise of the Warrant One and the Warrant Two and the 635,593 shares that are issued upon conversion of the Loans.

               Except as described in the preceding paragraphs, neither Imperial, nor Bancorp, nor to the best of Imperial's or Bancorp's knowledge, none of the individuals listed on Schedule I attached to the Schedule 13D beneficially owns any shares of Issuer's Common Stock.

               (b) Assuming Bancorp exercises the Warrant One and the Warrant Two, Bancorp shall have the sole power to vote, direct the voting of, dispose of and direct the disposition of the 300,464 shares of Common Stock beneficially owned by it. Assuming that Imperial exercises its option to convert the Loans, Imperial shall have sole power to vote, direct the voting of, dispose of and direct the disposition of the 635,593 shares of Common Stock beneficially owned by it.

               (c) There have been no transactions in the Common Stock by Imperial or Bancorp effected during the past sixty (60) days.

               (d) Assuming Bancorp exercises the Warrant One and the Warrant Two, Bancorp shall have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 300,464 shares of Common Stock owned by it. Assuming that Imperial exercises its option to convert the Loans, Imperial shall have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

               (e)  Not applicable.


                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       IMPERIAL BANK



October 10, 1996                       By: /s/ Richard M. Baker
                                          -------------------------------------
                                          Richard M. Baker
                                          Senior Vice President
                                          and General Counsel


                                       IMPERIAL BANK



October 10, 1996                       By: /s/ Richard M. Baker
                                          -------------------------------------
                                          Richard M. Baker
                                          Senior Vice President
                                          and General Counsel

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                       --------------------------------

          The names, present principal occupations and business addresses of the directors and executive officers of Imperial Bank and its parent corporation, Imperial Bancorp, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Imperial Bank. To the best of Imperial's knowledge, each of the named individuals is a citizen of the United States.

DIRECTORS OF IMPERIAL BANK
--------------------------

George L. Graziadio
(Chairman, President and
Chief Executive Officer
of Imperial Bancorp)
Imperial Bank
P.O. Box 92991
Los Angeles, CA 90009

Norman P. Creighton
(President and
Chief Executive Officer
of Imperial Bank)
Imperial Bank
P.O. Box 92991
Los Angeles, CA 90009

Richard K. Eamer
(Retired)
Telnet Healthcare Corp.
2400 Broadway Ave., Ste. 590
Santa Monica, CA 90404

Bernard G. LeBeau
(Retired)
23 Oceancrest Court
Rancho Palos Verdes, CA 90275

Jack H. Leylegian, II
(President)
Leylegian Investment Management
601 Gateway Blvd., Ste. 700
South San Francisco, CA 94080

William L. MacDonald
(President and
Chief Executive Officer)
Compensation Resource Group, Inc.
199 South Los Robles Avenue, Ste. 600
Pasadena, CA 91101

Lee E. Mikles
(Registered Investment Advisor)
Mikles/Miller Management
100 Wilshire Boulevard, 15th Floor
Santa Monica, CA 90401

Paul A. Novelly
(President)
Apex Oil Company
8182 Maryland Avenue
St. Louis, MO 63105

Charles T. Owen
(President/Publisher)
San Diego Business Journal
4909 Murphy Canyon Road, Ste. 200
San Diego, CA 92123

H. Wayne Snavely
(Chairmen and
Chief Executive Officer)
Imperial Credit Industries, Inc.
23550 Hawthorne Boulevard, Bldg. 1, Ste. 110
Torrance, CA 90505

M. Norvel Young
(Chancellor Emeritus)
Pepperdine University
24255 Pacific Coast Hwy., TAC-319
Malibu, CA 90263-4507

EXECUTIVE OFFICERS OF IMPERIAL BANK
-----------------------------------

George L. Graziadio        Chairman
Norman P. Creighton        President & Chief Executive Officer
William L. Capps           Executive Vice President & Chief Accounting Officer
Robert M. Franko           Executive Vice President & Chief Financial Officer
Richard J. Casey           Executive Vice President
James R. Daley             Executive Vice President
Eldon K. Lloyd             Executive Vice President
Daniel R. Mathis           Executive Vice President
Robert S. Muehlenbeck      Executive Vice President
Richard M. Baker           Senior Vice President, General Counsel & Secretary
Karen C. Abajian           Senior Vice President & Controller
Mary J. Adams              Assistant Secretary
Jonnie L. Crawford         Assistant Secretary

Note:  Mail for all Executive Officers can be sent to:

         Imperial Bank
         9920 South La Cienega Boulevard
         Inglewood, CA 90301


DIRECTORS OF IMPERIAL BANCORP
-----------------------------

George L. Graziadio
(Chairman, President and
Chief Executive Officer
of Imperial Bancorp)
Imperial Bank
P.O. Box 92991
Los Angeles, CA 90009

Norman P. Creighton
(President and
Chief Executive Officer
of Imperial Bank)
Imperial Bank
P.O. Box 92991
Los Angeles, CA 90009

Richard K. Eamer
(Retired)
Telnet Healthcare Corp.
2400 Broadway Ave., Ste. 590
Santa Monica, CA 90404

G. Louis Graziadio, III
(President)
Ginarra Holding, Inc.
1650 South Pacific Coast Hwy., Ste. 308
Redondo Beach, CA 90277

Bernard G. LeBeau
(Retired)
23 Oceancrest Court
Rancho Palos Verdes, CA 90275

Lee E. Mikles
(Registered Investment Advisor)
Mikles/Miller Management
100 Wilshire Boulevard, 15th Floor
Santa Monica, CA 90401

H. Wayne Snavely
(Chairman and
Chief Executive Officer)
Imperial Credit Industries, Inc.
23550 Hawthorne Boulevard, Bldg. 1, Ste. 110
Torrance, CA 90505

M. Norvel Young
(Chancellor Emeritus)
Pepperdine University
24255 Pacific Coast Hwy., TAC-319
Malibu, CA 90263-4507

EXECUTIVE OFFICERS OF IMPERIAL BANCORP
-------------------------------------

George L. Graziadio           Chairman, President & Chief Executive Officer
Robert M. Franko              Executive Vice President & Chief Financial Officer
Richard M. Baker              Senior Vice President, General Counsel & Secretary
Karen C. Abajian              Senior Vice President & Controller
Joanne Tabor                  Vice President
Mary J. Adams                 Assistant Secretary
Jonnie L. Crawford            Assistant Secretary

Note: Mail for all Officers can be sent to:

         Imperial Bank
         9920 South La Cienega Boulevard
         Inglewood, CA 90301